Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

August 3, 2020

VIA E-MAIL ATTACHMENT

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: Goldenwell Biotech, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 8, 2020

File No. 333-236561

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Goldenwell Biotech Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 21, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Amendment No. 1 to Registration Statement on Form S-1 filed on April 8, 2020

General

1. We note your response to prior comment 5 that you do not have any arrangements or agreements with any of the entities associated with your directors and officers. However, we note that Mr. Yang serves as the Chief Executive Officer of Australian Trefoil Health and Technologies Pty. Ltd. (“Trefoil”), and that entity’s name and logo is on your Sugar Master and DNA Repair labels reflected in your prospectus. We also note that your website contains the exact same product name and description for Sugar Master and DNA Repair as the products reflected on Trefoil’s website. Please disclose the nature of your relationship with Trefoil.

Company response: Effective July 20, 2020, the Company entered into an Exclusive License Agreement with Australian Trefoil Health Technologies Pty Ltd (“Australian Trefoil”), pursuant to which the Company has licensed from Australian Trefoil the technology and packaging designs underlying the Sugar Master and DNA Repair products. Please see page 24 to the Form S-1 for related disclosure.

Our Company, page 2

2. Please tell us how your disclosure throughout your filing that you are a “nutraceutical and dietary supplements products company” is consistent with information on your website that your “main stream business includes R&D and industrialize of health care products,

bio-pharmaceuticals and bio-engineering drugs, foods and cosmetics products.”

Company response: The Company has removed the text, “main stream business includes R&D and industrialize of health care products, bio-pharmaceuticals and bio-engineering drugs, foods and cosmetics products,” from its website because it does not relate to the current operations of the Company.

3. We note that on your website you mention that you have established a “long-term cooperative research and development relationship.” Please disclose, if material, the nature of the relationship, including whether the relationship is represented by a written agreement; and the nature of the obligations of the parties to the agreement, if any.

Company response: We refer to the Company’s response to Staff comment number 1, regarding the Company’s Exclusive License Agreement with Australian Trefoil. Additionally, the Company has entered into an Exclusive License Agreement, dated July 20, 2020, with Ji Jin JZY Biotech Inc. (“JZY Biotech”), pursuant to which JZY Biotech has licensed technology the Company uses in its products. Please see page 24to the Form S-1 for related disclosure.

Risk Factors, page 6

4. We note your response to prior comment 5. Please address in your risk factor the potential conflicts created by the business activities of the registrant and your management’s other activities. Your risk factor on page 7 currently is limited to issues regarding management’s time, rather than issues such as conflicting business opportunities.

Company response: Because the Company has entered into the licensed the Exclusive License Agreement with Australian Trefoil and the Exclusive License Agreement with JZY Biotech, the Company believes conflicts of interest referenced in this comment and the Staff’s prior comment number 5 are limited to management’s time because the business opportunities afforded by the intellectual property underlying the referenced Exclusive License Agreements are exclusively with the Company, save for China, which are is not licensed. Please see page 24 to the Form S-1 for related disclosure.

Use of Proceeds, page 16

5. Please address that part of prior comment 8 which asked you to disclose how you intend to raise additional funds if the proceeds from this offering are insufficient to cover the intended uses.

Company response: Please see the disclosure added to page 16 of the Form S-1.

Patents, Trademarks, Licenses, Franchise Restrictions and Contractual Obligations

& Concessions, page 29

6. Please tell us how your disclosure on page 29 that you “do not own patents” is consistent with information on your website that you have been granted “19 invention patents.” If applicable, please disclose the material terms of the license agreements that you have entered into with respect to the patents. In this regard, we note you mention on your website that “JZY Biotech” is a patent holder.

Company response: The Company has removed reference to “19 invention patents” on its website since the patents refenced on the website are held by JXY Biotech. The Company has licensed the inventions needed for its products pursuant to its Exclusive License Agreement with JZY Biotech.

Compliance with Government Regulation, page 29

7. We note the benefits of your products mentioned on pages 24-29. Please explain the basis for your belief that government regulation will not have a material impact on the way you conduct your business. Given the information on your website that your “main stream business includes R&D and industrialize of health care products, bio-pharmaceuticals and bio-engineering drugs, foods and cosmetics products” and your “facility will comply with

GMP standards,” it is unclear why government regulation will not have a material impact on the way you conduct your business.

Company response: The Company has removed the referenced text from its website because it does not relate to the current operations of the Company.

8. We note your response to prior comment 13 that FDA approval is not required for your products. Products that are intended for use in the diagnosis, cure, mitigation, treatment,

or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. In that regard, we note your disclosure on page 29 states that your Sugar Master product is a “complementary treatment to diagnosed diabetics” and “[f]resh extracts from bitter melon may reduce the elevated levels of blood sugar glucose as found in various forms of diabetes.” Please revise to describe the FDA approval required for your products.

Company response: The Company has removed the first two paragraphs on page 29.

Exhibits

9. We note your response to prior comment 10. Please revise the exhibit index to include the subscription agreement to be filed as exhibit 10.1 and ensure that you file the exhibit.

Company response: The Company has attached a subscription agreement as Exhibit 10.1 to the Form S-1.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo
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